UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 000-24385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SCHOOL SPECIALTY, INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOOL SPECIALTY, INC.

W6316 Design Drive

Greenville, WI 54942

SCHOOL SPECIALTY, INC.

401(K) PLAN

Financial Statements as of and for the Years Ended

December 31, 2006 and 2005,

Supplemental Schedule as of December 31, 2006,

and Report of Independent Registered Public Accounting Firm

SCHOOL SPECIALTY, INC.

401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the

School Specialty, Inc. 401(k) Plan

Greenville, WI

We have audited the accompanying statements of net assets available for benefits of the School Specialty, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 27, 2007

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair market value:
Mutual funds	$54,244,758	$—
Pooled separate accounts	—	47,327,654
Guaranteed account	16,962,575	15,412,811
School Specialty, Inc. common stock	1,174,282	1,093,860
Participant loans	1,080,981	983,564
Cash	103	—

Total investments	73,462,699	64,817,889

Receivables:
Employer contribution	2,551,645	2,467,911
Participants’ contributions	339,199	260,811

Total receivables	2,890,844	2,728,722

Total assets	76,353,543	67,546,611

LIABILITIES:
Excess contributions payable	185,867	137,623

NET ASSETS AVAILABLE FOR BENEFITS	$76,167,676	$67,408,988

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CONTRIBUTIONS:
Participants’	$8,293,362	$7,288,285
Employer	2,552,072	2,428,024
Rollovers	664,461	3,577,671

Total contributions	11,509,895	13,293,980

INVESTMENT INCOME:
Interest	630,469	492,081
Net appreciation in fair value of investments	7,007,907	2,950,505

Net investment income	7,638,376	3,442,586

DEDUCTIONS:
Benefits paid to participants	10,344,006	4,848,044
Administrative expenses	45,577	20,251

Total deductions	10,389,583	4,868,295

NET INCREASE	8,758,688	11,868,271
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	67,408,988	55,540,717

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$76,167,676	$67,408,988

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

The School Specialty, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan, which covers substantially all employees of School Specialty, Inc. (the “Company”), and its subsidiaries.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is administered by the Company. Prudential Bank & Trust, FSB (“Prudential”) is the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility – An employee becomes eligible to participate in the Plan on the first of the month following the completion of three months of service, provided the employee is at least twenty-one years of age.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s annual discretionary contribution (if applicable) and Plan investment returns and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined in the Plan.

Participant Contributions – Participants may contribute to the Plan up to 50% of their eligible wages as defined in the Plan up to Internal Revenue Service (“IRS”) limitations. In addition, participants achieving age 50 or greater during the plan year may also contribute an additional catch-up contribution as defined in the Plan up to IRS limitations. Upon eligibility, the Company will automatically defer 3% of the employee’s compensation unless otherwise directed by the employee prior to becoming eligible to participate in the Plan. The automatic deferral applies only to eligible employees who are employed to work a minimum of nine months during a plan year.

Employer Contributions – The Company contributes matching contributions on an annual basis. The employer matching contribution percentage is 50% of up to 6% of the participant’s eligible gross annual wages contributed by the participant. Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Board of Directors. There were no discretionary contributions in 2006 or 2005.

Rollovers – The Plan allows for rollovers. Rollovers represent amounts transferred by participants from other defined contribution plans.

On August 31, 2005, the Company acquired all of the outstanding membership interests in Delta Education, LLC (“Delta”). Delta sponsored the Delta Education, LLC 401(k) Plan which was terminated when Delta was acquired by the Company. Participants in Delta’s plan had the option, among others, of transferring their account balances to the Company’s plan. During 2005, Delta participants’ transfers to the Company’s plan, classified as rollovers, aggregated approximately $2,843,000.

Vesting – Participants of the Plan with a hire date prior to January 1, 2002, are 100% vested at all times in their account balance. Employer contributions received by employees with a hire date of January 1, 2002, and thereafter, are subject to a three-year cliff vesting schedule. In addition, if a participant is employed by the Company on their normal retirement date, defined by the Plan as age 65, the participant shall become 100% vested in their account balance.

Forfeitures – Forfeitures are used to reduce future employer contributions. During 2006 and 2005, employer contributions were reduced by $57,009 and $39,887, respectively, from forfeited nonvested accounts. At December 31, 2006 and 2005, there were no forfeited amounts that had not been allocated to reduce employer contributions.

Participant Loans – Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years, except for loans relating to the purchase of a primary residence. Participant loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.00% to 9.00% and 4.00% to 11.00% as of December 31, 2006 and 2005, respectively, which are commensurate with local prevailing rates at the time of the loan as determined by the plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefits – Payment of benefits is to be made upon death, hardship, normal retirement or termination of employment based on the value of the participant’s vested account balance. Distributions of vested account balances can be made under a number of optional methods, including lump sum distributions, installment payments, purchase of an annuity contract or direct rollovers to other qualifying accounts.

Investment Options – Upon enrollment in the Plan, participants may direct, in 1% increments, the investment of funds contributed to their account from among a diverse selection of registered investment company mutual funds, along with a Prudential guaranteed account and Company stock. Prior to November 2006, the Plan offered a diverse selection of Prudential pooled separate accounts along with a Prudential guaranteed account and Company stock. During November 2006, the pooled separate accounts were replaced with registered investment company mutual fund options. Plan Participants may change their investment directives daily.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of new Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investments – The Plan’s investments, other than participant loans, are stated at fair value. The Plan’s investments in registered investment company mutual funds are valued at fair value as determined by references to quoted market prices. The Plan’s investments in pooled separate accounts are valued at fair value as determined by Prudential through reference to market values of the underlying investments held by the pooled separate account. Investment in the guaranteed account is valued at fair value which is equal to contract value as further described in NOTE 4. School Specialty, Inc. common stock is stated

at fair value as determined by reference to quoted market prices. Participant loans are valued at the unpaid principal amount of the loan. Interest is accrued as earned and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties – The Plan provides for investments in a guaranteed account, registered investment company mutual funds, and the Company’s common stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Excess Contributions Payable – Excess contributions payable represent amounts owed to participants for excess contributions made to the Plan in the current year, based on the results of discrimination testing.

Administrative Expenses – The Company pays all costs incurred in the administration of the Plan, except for loan and benefit payment processing fees and other miscellaneous charges, which are charged directly to the respective participant accounts.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.	INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005
Guaranteed account:
Prudential Guaranteed Income Fund*	$16,962,575	$15,412,811

Mutual funds:
Van Kampen Equity and Income Fund	16,323,820	—
Eaton Vance Large Cap Growth Fund	6,342,476	—
Dryden Stock Index Fund	5,116,599	—
American Funds Capital World Growth and Income Fund	5,069,839	—
Alger Mid Cap Growth Institutional Fund	5,035,172	—

Prudential pooled separate accounts:
Large Cap Value / AJO Fund*	—	5,622,650
Mid Cap Growth / Artisan Partners*	—	5,210,221
Dryden S&P 500® Index Fund*	—	4,798,445
Oppenheimer Global*	—	4,286,871
Small Cap Growth / TimesSquare Fund*	—	4,170,714
Lifetime40*	—	3,887,295

*	Represents a party-in-interest.

During the years ended December 31, 2006 and 2005, the Plan’s investments, including investments bought, sold and held during that period, appreciated (depreciated) in value as follows:

	2006	2005
Net appreciation (depreciation) in fair market value investments:
Mutual funds	$1,565,429	$—
Pooled separate accounts	5,415,509	3,006,813
School Specialty, Inc. common stock	26,969	(56,308)

Total net appreciation	$7,007,907	$2,950,505

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan invests in a guaranteed income fund offered by the Trustee. Under the contract between the Plan and the Trustee, participants may direct the withdrawal or transfer of all or a portion of their account balance in the guaranteed fund at contract value. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. Based on these provisions, the contract is considered to be benefit responsive and as of December 31, 2006 and 2005, the fair value is equal to contract value.

The interest rates on the fund are reset semi-annually. The crediting interest rate at December 31, 2006 and 2005 was 3.65% and 3.25%, respectively. The average yield during 2006 and 2005 was 3.45% and 3.15%, respectively.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Prior to November 2006, a substantial portion of the Plan’s assets were invested in pooled separate accounts managed and sold by or affiliated with Prudential Retirement Insurance and Annuity Company, the investment manager of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned by the fund.

During November 2006, the Company made changes to the available investment options of the Plan by replacing pooled separate accounts with registered investment company mutual funds. Participants were provided the opportunity to direct the exchange of funds or to allow for automatic transfer to the newly offered mutual funds. The guaranteed income fund offered by the Trustee was maintained as an investment option.

As of December 31, 2006 and 2005, the Plan owned 31,323 and 30,018 shares of School Specialty, Inc. common stock, respectively, with a cost basis of $996,930 and $913,159, respectively. There were no dividends paid by School Specialty, Inc. on common shares outstanding during 2006 or 2005.

Purchases and sales of party-in-interest funds and investments in them are not considered prohibited transactions by statutory exemptions under the provisions of ERISA.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 24, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

7.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100%vested in their accounts.

8.	RECONCILIATION TO FORM 5500

As of December 31, 2006 and 2005, there were no pending distributions to participants who elected to withdraw from the Plan. As of December 31, 2004, the Plan had $4,561 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan’s Form 5500; however, this amount was not recorded as a liability in the statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2006	2005
Benefits paid to participants per the financial statements	$10,344,006	$4,848,044

Less: Amounts allocated to withdrawing participants from prior year	—	(4,561)

Less: Deemed distributions of participant loans (presented separately on Form 5500)	(102,506)	(138,542)

Benefits paid to participants per the Form 5500	$10,241,500	$4,704,941

SCHOOL SPECIALTY, INC.

401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY*:
Prudential Guaranteed Income Fund*	Guaranteed investment contracts	$16,962,575
Van Kampen Equity and Income Fund	Mutual fund - Large Cap Value	16,323,820
Eaton Vance Large Cap Growth Fund	Mutual fund - Large Cap Growth	6,342,476
Dryden Stock Index Fund	Mutual fund - S&P 500 Index	5,116,599
American Funds Capital World Growth and Income Fund	Mutual fund - International Blend	5,069,839
Alger Mid Cap Growth Institutional Fund	Mutual fund - Mid Cap Growth	5,035,172
Alger Small Cap Growth Institutional Fund	Mutual fund - Small Cap Growth	3,745,109
AllianceBernstein International Value Fund	Mutual fund - International Value	3,291,055
American Funds Growth Fund of America	Mutual fund - Large Cap Growth	2,776,945
Goldman Sachs Mid Cap Value Fund	Mutual fund - Mid Cap Value	2,304,667
Victory Diversified Stock Fund	Mutual fund - Large Cap Blend	1,804,986
DWS Dreman Small Cap Value Fund	Mutual fund - Small Cap Value	1,721,415
PIMCO Total Return Fund	Mutual fund - Intermediate Bond	400,651
Dreyfus Small Cap Index Fund	Mutual fund - S&P Small Cap 600 Index	183,331
Dreyfus Mid Cap Index Fund	Mutual fund - S&P Mid Cap 400 Index	128,693
Cash	Cash	103

OTHER ASSETS:
School Specialty, Inc. Common Stock*	Common Stock - 31,323 Shares	1,174,282
Participant loans*	Interest at 4.00% to 9.00%, maturing through 2025	1,080,981

ASSETS (HELD AT END OF YEAR)		$73,462,699

*	Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the School Specialty, Inc.
401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL SPECIALTY, INC.
401(k) PLAN

Date: June 27, 2007	/s/ James Buhl
James Buhl, School Specialty, Inc.
Vice President of Human Resources
Plan Administrator

Date: June 27, 2007	/s/ David G. Gomach
David G. Gomach, School Specialty, Inc.
Executive Vice President and
Chief Financial Officer
Administrative Committee member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm